UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2026

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel

+972 -73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

This report is being submitted by Steakholder Foods Ltd. (the “Company”) to provide financial disclosures in connection with the Company’s acquisition (the “Acquisition”) of Twine Solutions Ltd. (“Twine”) as previously disclosed by the Company in its Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities Exchange Commission on November 4, 2025.

The audited financial statements of Twine as of December 31, 2024 and December 31, 2023 are attached hereto as Exhibit 99.1 to this report and are incorporated by reference herein.

The unaudited financial statements of Twine for the six months ended June 30, 2025 are attached hereto as Exhibit 99.2 to this report and are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of the Company as of June 30, 2025, updated to reflect the acquisition of Twine as if it had occurred on that date, and for the year ended December 31, 2024 and six months ended June 30, 2025, all updated to reflect the acquisition of Twine as if it had occurred on January 1, 2024, are attached hereto as Exhibit 99.3 to this report and are incorporated by reference herein. The unaudited pro forma combined financial information does not necessarily reflect what the Company’s results of operations, balance sheets or cash flows would have been during the periods presented had the Acquisition been completed in prior periods and does not necessarily indicate what the Company’s results of operations, balance sheets, cash flows or costs and expenses will be in the future.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-276845, 333-285501, 333-286445, 333-288621, 333-289323 and 333-291594) and Form S-8 (File Nos. 333-255419, 333-267045, 333-271112, 333-279010 and 333-286245).

Exhibits

Exhibit No.	Description
23.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global, independent auditor of Twine Solutions Ltd.

99.1	Audited Financial Statements of Twine Solutions Ltd. for the years ending December 31, 2024 and 2023

99.2	Unaudited financial statements of Twine Solutions Ltd. for the six months ended June 30, 2025

99.3	Unaudited Pro Forma Combined Financial Information for the six months ended June 30, 2025 and for the year ended December 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: February 3, 2026

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